

September 10, 2010

<u>Via Mail and Facsimile (44(0)2078226108)</u>

S.G. Williams
Group Secretary
Unilever plc
Unilever House
Blackfriars, London
England

> **Re:** **Unilever plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 1-04546**
>
> **Unilever N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 1-04547**
>
> **Response Letter Filed August 23, 2010**

Dear Mr. Williams:

We refer you to our comment letter dated August 3, 2010 regarding business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance